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                          May 13, 2020

       Tatiana Yosef
       Chief Financial Officer
       Medigus Ltd.
       Omer Industrial Park, No. 7A, P.O. Box 3030
       Omer 8496500, Israel

                                                        Re: Medigus Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 11, 2020
                                                            File No. 333-238162

       Dear Ms. Yosef:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Shachar Hadar, Adv.